UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ____)

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15930P404

(CUSIP Number)

September ___, 2013

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 7 Pages

CUSIP No. 15930P404	13G	Page 2 of 7 Pages

1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       3 S 2 LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 212,878 Shares of Common Stock

6.   SHARED VOTING POWER - 253,478 Shares of Common Stock

7.   SOLE DISPOSITIVE POWER – 212,878 Shares of Common Stock

8.   SHARED DISPOSITIVE POWER - 253,478 Shares of Common Stock

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

253,478 Shares of Common Stock

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                                 ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.845%

12.    TYPE OF REPORTING PERSON

CO

CUSIP No. 15930P404	13G	Page 3 of 7 Pages

1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       3 S 3 LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 40,600 Shares of Common Stock

6.   SHARED VOTING POWER - 253,478 Shares of Common Stock

7.   SOLE DISPOSITIVE POWER – 40,600 Shares of Common Stock

8.   SHARED DISPOSITIVE POWER - 253,478 Shares of Common Stock

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

253,478 Shares of Common Stock

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                                 ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.845%

12.    TYPE OF REPORTING PERSON

CO

CUSIP No. 15930P404	13G	Page 4 of 7 Pages

1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       STEPHEN SCHAEFFER

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0

6.   SHARED VOTING POWER - 253,478 Shares of Common Stock

7.   SOLE DISPOSITIVE POWER – 0

8.   SHARED DISPOSITIVE POWER - 253,478 Shares of Common Stock

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

253,478 Shares of Common Stock

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                                 ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.845%

12.    TYPE OF REPORTING PERSON

IN

CUSIP No. 15930P404	13G	Page 5 of 7 Pages

ITEM 1 (a) NAME OF ISSUER: Chanticleer Holdings, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11220 Elm Lane, Suite 203
Charlotte, NC 28277

ITEM 2 (a), (b) and (c) - NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This Schedule 13G is being filed on behalf of 3 S 2 LLC, 3 S 3 LLC and Stephen Schaeffer (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything containing herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal business office of the Reporting Persons is 60 East 42nd Street, Suite 1701, New York, New York 10165.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.001 per share

ITEM 2 (e) CUSIP NUMBER: 15930P404

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR
       13D-2(B):  Not applicable

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED: 253,478 Shares of Common Stock

         (b) PERCENT OF CLASS: 6.845%

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

None

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

                                    253,478 Shares of Common Stock

CUSIP No. 15930P404	13G	Page 6 of 7 Pages

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                None

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

253,478 Shares of Common Stock

This statement is filed on behalf of 3 S 2 LLC, 3 S 3 LLC and Stephen Schaeffer.  Stephen Schaeffer serves as the managing member of the two LLC’s.  In his capacity as managing member, Mr. Schaeffer may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by 3 S 2 LLC, and 3 S 3 LLC as he may direct the vote and disposition of the shares owned by 3 S 2 LLC, and 3 S 3 LLC, however, each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

                                 Not applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                                 Not applicable

CUSIP No. 15930P404	13G	Page 7 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2013
(Date)

3 S 2 LLC

By: /s/ Stephen Schaeffer

3 S 3 LLC

By: /s/ Stephen Schaeffer

STEPHEN SCHAEFFER

By: /s/ Stephen Schaeffer

CUSIP No. 15930P404	13G	Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Ambient Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 23, 2013.

3 S 2 LLC

By: /s/ Stephen Schaeffer

3 S 3 LLC

By: /s/ Stephen Schaeffer

STEPHEN SCHAEFFER

By: /s/ Stephen Schaeffer